EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Nine Months Ended September 30, 2018
Earnings:
Income before income taxes	$1,350.2
Add: Dividends from equity method investments	5.9
Fixed charges	260.3
Total earnings	$1,616.4

Fixed charges:
Interest expense (a)	$179.7
Rent expense interest factor (b)	80.6
Total fixed charges	$260.3

Ratio of earnings to fixed charges	6.21x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.